FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated October 26, 2006, regarding the decisions adopted by the Shareholders’ Meeting of Teleatento del Perú S.A.C., held on October 25, 2006.

2.	Translation of a letter to CONASEV, dated October 30, 2006, regarding the terms and conditions of the 8th Issue of the Fourth Program of Corporate Bonds of Telefónica del Perú, according to the advertisement enclosed.

Item 1

Lima, October 26, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we inform you that, on October 25, 2006, the Shareholders’ Meeting of Teleatento del Perú S.A.C. agreed on the payment of a dividend provisional total of S/ . 6,750,000.00 with charge to the net utilities of the exercise 2006, which equals to S/ . 0.450301762221 per share.

Sincerely,

Julia María Morales Valentín
Stock Market Representative
Telefónica del Perú S.A.A.

Item 2

Lima, October 30, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs the terms and conditions of the 8th Issue of the Fourth Program of Corporate Bonds of Telefónica del Perú, according to the advertisement that will be published tomorrow, enclosed herewith.

Sincerely,

Julia María Morales Valentín
Stock Exchange Representative
Telefónica del Perú S.A.A.

Dividend Announcement 30-Oct-06 11:27 AM

To:	New York Stock Exchange

Attn: Mr. Rich Ginivan

20 Broad St. - 8th Floor

New York, NY 10005

Please be advised of the following dividend information:
Approximate	X	Some users may need to use
A4 paper to properly print this
Final		document.

DR Program: Telefonica S.A

CUSIP:	879382208

ISIN:	US8793822086

Ticker:	TEF

Country:	Spain

Ratio (ADR:ORD):	1 : 3

Type of Distribution:	Cash

Ordinary Record Date:	09-Nov-06

ADR Record Date:	09-Nov-06

Ordinary Payable Date:	10-Nov-06

ADR Payable Date:	16-Nov-06

Ordinary Ex-Date:	10-Nov-06

Ordinary Rate:	0.30	**Ordinary rate of 0.30 X 3 = ADR rate 0.90

Currency:	EURO

Conversion Rate:	1.27150

Gross Rate $ :	1.1443500

Tax Rate %:	15%

Tax $ :	0.1716525

Dividend Fee $ :	0.0000000

Net Dividend Rate $ :	0.9726975

Questions may be directed to Keith Balwan (212) 657-7504

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: November 3, 2006	By:	/s/ Julia María Morales Valentín

		Name:	Julia María Morales Valentín
		Title:	General Counsel of Telefónica del Perú S.A.A.